
July 9, 2010

<u>Via U.S. Mail & Facsimile</u>
Mr. G. Howard Ember, Jr.
Vice President, Finance
Tootsie Roll Industries, Inc.
7401 South Cicero Avenue
Chicago, IL 60629

      Re: **Tootsie Roll Industries, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2009
                Filed March 1, 2010
                Definitive Proxy Statement
                Filed March 26, 2010
                File No. 1-01361

Dear Mr. Ember:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2009</u>

<u>Risk Factors, page 3</u>

1.   It appears that your management controls the outcome of all shareholder votes through its substantial ownership of common stock and Class B common stock. In this regard we also note that you are classified as a "controlled company" under NYSE listing standards. Please explain your basis for determining that this does not constitute a material risk that should be disclosed in this section. In your response, please address the fact that outside shareholders effectively have no control over the election of directors or any other proposal submitted for a vote of shareholders.

Risk of dependence on large customers, page 4

2.   We note that Wal-Mart Stores, Inc. has accounted for greater than 20% of your
        net sales in each of the last three years. We also note your disclosure that "the
        loss of one or more significant customers could have a material adverse effect on
        the Company's business." Please advise us whether you have any master
        distribution or similar contracts with Wal-Mart or any significant customer that
        require it to purchase, or for you to supply, specified amounts of your products. If
        you have such contracts, please disclose the material terms of such arrangements.
        In addition, please file any such agreements, or tell us why you are not required to
        file them pursuant to Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement Filed March 26, 2010

3.   Please confirm in writing that you will comply with the following comments in all
        future filings. Provide us also with an example of the disclosure you intend to
        use. Please understand that after our review of your responses, we may raise
        additional comments. To the extent the following comments apply to disclosure in
        your Form 10-K, include corresponding draft revisions to that filing.

Election of Directors, page 2

4.   We note your disclosure in response to Item 401(e) of Regulation S-K, such as
        that Mr. Siebert "brings management expertise to the board along with finance
        and accounting knowledge." You provide similar disclosure for each of the other
        director nominees. Please enhance your disclosure to provide the specific
        experience, qualifications, attributes, and skills that led to the conclusion that the
        person should serve as a director.

Compensation Discussion and Analysis, page 9

Design of Executive Compensation Program to Mitigate Excessive Risk Taking, page 10

5.   Please provide your basis for determining that no disclosure is required with
        respect to your non-executive officers. See Item 402(s) of Regulation S-K.

Competitiveness Assessment, page 10

6.   We note that you review your executive compensation to determine your competitiveness compared to "the market." Please revise to indicate whether the "market" you refer to is the same as the peer group that you benchmark against. In addition, while we note that you do not target any specific percentile of peer group compensation, please revise to indicate how "competitive" your executive compensation is as compared to these peer companies.

Annual Incentives, page 12

7.   It does not appear that you have filed the Management Incentive Plan. Please file the plan or explain your basis for omission. See Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

                                                Sincerely,

                                                Anne Nguyen Parker
                                                Branch Chief